Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 3Q 2021


EAGLE POINT
CREDIT COMPANY



NOVEMBER 16, 2021

IMPORTANT INFORMATION


EAGLE POINT
CREDIT COMPANY

This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS


EAGLE POINT
CREDIT COMPANY

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY


EAGLE POINT
CREDIT COMPANY



INTRODUCTION TO ECC

Company and Adviser Overview


EAGLE POINT
CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $734.9 million[1]
Distributions	▪ Monthly distribution of $0.12 per share of common stock beginning in October 2021 (distribution rate of 10.2%)[2] ▪ $14.90 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Approximately $5.9 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCB, ECCC, ECCX, ECCY and ECCW based on securities outstanding as of September 30, 2021 and market prices as of October 29, 2021.
2. Based on ECC's closing market price of $14.06 per share on October 29, 2021 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of September 30, 2021 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.

INTRODUCTION TO ECC

ECC Highlights


EAGLE POINT
CREDIT COMPANY

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 27 of the past 29 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments), and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $22.9 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2021 (based on market values as of October 29, 2021).

INTRODUCTION TO ECC

Cumulative Common Stock Distributions


EAGLE POINT
CREDIT COMPANY

ECC pays a monthly distribution of $0.12 per share of common stock[1]

ECC Cumulative Common Distributions Per Share[2]

$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00

	2015	2016	2017	2018	2019	2020	YTD 2021
	$2.35	$4.75	$8.00	$10.40	$12.80	$14.12	$14.90

Regular Distributions
Special Distribution

1. Based on amount and frequency of regular common distributions most recently declared by the Company.
2. As of September 30, 2021. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

INTRODUCTION TO ECC



EAGLE POINT
CREDIT COMPANY

Track Record: Common Stock Total Return and Price to Book Ratio

For the period of October 7, 2014 – October 29, 2021:

- ECC generated a total return[1] of 77.15% versus 72.62% for the S&P BDC Index[2] (annualized net total return of 8.43% for ECC versus 8.03% for the S&P BDC Index)
- ECC traded at an average premium to book value of 11.3% while the S&P BDC Index[2] traded at an average discount of -7.0%

Value of $100 Invested



ECC
SPBDC
177.15
172.62
$175
$150
$125
$100
$75
$50
2014
2015
2016
2017
2018
2019
2020
2021

Price to Book Ratio[3]



ECC P/B
Average ECC P/B
SPBDC P/B
Average SPBDC P/B
111.29%
93.04%
106.08%
100.57%
160%
140%
120%
100%
80%
60%
40%
2014
2015
2016
2017
2018
2019
2020
2021

Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $100 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at the applicable payment date. Future results may vary and may be higher or lower than those shown.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.

ECC By The Numbers



10.2% Current Distribution Rate[1]

118 Number of Resets Refis Re-Pricings Calls[2]

$0.12 Monthly Distribution[1]

17 Average Years of CLO Experience of Senior Investment Team

97.9% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3] **1,704**

107 Number of CLO Equity Securities[3]

35 Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $14.06 per share on October 29, 2021 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through September 30, 2021.
3. As of September 30, 2021.

INTRODUCTION TO ECC

Securities Outstanding


EAGLE POINT
CREDIT COMPANY

Adviser and Senior Investment Team have $22.9 million invested in ECC, ECCB, ECCY and ECCX[1]

Common Stock	
NYSE Ticker	**ECC**
Description	Common Stock
Market Cap[2]	$496.2
Price per Share[2]	$14.06
Distribution[3]	$0.12
Current Distribution Rate[3]	10.2%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$22.1mm

Preferred Stock and Unsecured Notes					
NYSE Ticker	**ECCB**	**ECCC**	**ECCY**	**ECCX**	**ECCW**
Description	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)
Principal	$53.9	$40.9	$28.9	$64.8	$44.9
Price per Share[2]	$25.30	$25.28	$25.49	$25.40	$26.46
Coupon	7.75%	6.50%	6.75%	6.6875%	6.75%
Yield to Maturity[2]	7.5%	6.4%	6.5%	6.5%	6.0%
Payment Frequency	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	10/30/2026	6/30/2031	9/30/2027	4/30/2028	3/31/2031
Callable Date	Callable	6/16/2024	Callable	Callable	3/29/2024
Market Value Held by Adviser and Senior Investment Team[1]	$60.3K	N/A	$474.7K	$290.5K	N/A

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2021 (based on market values as of October 29, 2021).
2. Reflects securities outstanding as of September 30, 2021 and market price as of October 29, 2021. Yield is shown to the stated maturity based on market prices as of October 29, 2021. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $14.06 per share on October 29, 2021 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS


EAGLE POINT
CREDIT COMPANY



Experienced Senior Investment Team


EAGLE POINT
CREDIT COMPANY



Thomas Majewski

Chief Executive Officer
Member of ECC's Board of Directors

25 Years in Financial Services

19 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko

Principal and Portfolio Manager

15 Years in Financial Services

15 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA

Principal and Portfolio Manager

24 Years in Financial Services

18 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing


EAGLE POINT
CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.

CLO EQUITY OVERVIEW


EAGLE POINT
CREDIT COMPANY



CLO EQUITY OVERVIEW

Why Invest in CLO Equity?


EAGLE POINT
CREDIT COMPANY

We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate


4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is greater than the LIBOR floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW


EAGLE POINT
CREDIT COMPANY

The CLO Market is Large and Important to the Loan Market

The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding[1]


7% CAGR[3]
Leveraged Loans Outstanding ($B)
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
$881
$887
$959
$1,150
$1,198
$1,204
$1,301
2015
2016
2017
2018
2019
2020
YTD 2021

U.S. CLOs Outstanding[2]


CLOs Oustanding ($B)
CLO Count (#)
13% CAGR[3]
CLOs Outstanding ($B)
CLOs Count (#)
$427
$445
$495
$586
$673
$731
$832
2015
2016
2017
2018
2019
2020
YTD 2021

Demand for Institutional Leveraged Loans[1]


Loan Mutual Funds 12%
Hedge, Distressed & High-Yield Funds 4%
Insurance Companies 6%
Finance Companies & Securities Firms 2%
Banks 11%
CLOs 64%

U.S. Leveraged Loans Fund Flows ($ Billions)[4]


Fund Flows ($B)
($0.2)
($4.3)
$4.9
$7.7
$3.4
($20.7)
($11.1)
($9.9)
($8.5)
($7.8)
($15.6)
($6.1)
($4.2)
($0.6)
$14.0
$13.6
$5.6
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21

1. Source: S&P LCD. As of September 30, 2021.
2. Source: Refinitive Leveraged Loan Monthly. As of September 30, 2021.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Source: JP Morgan.

Positive Loan Market Track Record


EAGLE POINT
CREDIT COMPANY

From 1992 through 2020, the CSLLI generated positive total returns in 27 of the 29 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]


Annualized Return: 5.5%[1]
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
4.7%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
YTD 2021

Source: Credit Suisse. Data as of September 30, 2021. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs


EAGLE POINT
CREDIT COMPANY

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	40-60%
	Subordinated Bonds Generally unsecured	10-20%
	Equity Dividends restricted while Senior Secured Loan is outstanding	30-50%

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]


Average Recovery Rate
90%
60%
30%
0%
80.6%
48.4%
28.0%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is greater than the LIBOR floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.
2. Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates for future periods.


EAGLE POINT
CREDIT COMPANY

CLO EQUITY OVERVIEW


The Spread in Loan Market Remains at High End of Historical Range

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]

Legend: Spread; Long Term Average; Ten Year Average

Long Term Average: 306 bps

Ten Year Average: 376 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
YTD 2021	362

Y-axis: 150 bps, 200 bps, 250 bps, 300 bps, 350 bps, 400 bps, 450 bps

Past performance is not indicative of, or a guarantee of, future performance.

Source: Credit Suisse. Data as of September 30, 2021.

1. The long term average calculation is based on Credit Suisse Leveraged Loan Index year-end values from 1992 to 2020; the ten year average is based on year-end values from 2011 to 2020. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.


EAGLE POINT
CREDIT COMPANY

Loan Market Repayment Rate

Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Annual Repayment Rate — Average

Average: 32.6%

23.6% Cumulative Repayments (2008–2009)

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
YTD 2021	27.6%

Source: S&P LCD. Data as of September 30, 2021.

CLO EQUITY OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans


EAGLE POINT
CREDIT COMPANY

ECC invests primarily in the equity and subordinated debt tranches

Assets

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Liabilities + Equity

Senior Debt
Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)[1]
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

ECC SUPPLEMENTAL INFORMATION


EAGLE POINT
CREDIT COMPANY



ECC SUPPLEMENTAL INFORMATION[1]

Income Statement and Balance Sheet Highlights


EAGLE POINT
CREDIT COMPANY

	Q3 2021 (Unaudited)	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.37	$0.32	$0.29	$0.24	$0.29
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.02	0.03	0.03	(1.04)	(0.06)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.39	$0.35	$0.32	($0.80)	$0.23
Non-Recurring Losses and Expenses[2,3]	$0.00	($0.03)	($0.04)	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.39	$0.32	$0.28	($0.80)	$0.23
Total Portfolio Cash Distributions Received[2,4,5]	$1.24	$1.14	$1.06	$0.87	$0.62
Less Cash Received on CLOs called[2]	0.01	0.05	0.06	0.00	0.09
Recurring Portfolio Cash Distributions Received[2,6]	$1.23	$1.09	$1.00	$0.87	$0.53
Common Share Distributions Paid[7]	($0.30)	($0.24)	($0.24)	($0.24)	($0.24)
Total Company Expenses[2,8]	(0.32)	(0.31)	(0.28)	(0.22)	(0.22)
Total Common Share Distributions and Expenses[2]	($0.62)	($0.55)	($0.52)	($0.46)	($0.46)
Common Share Market Price (period end)	$13.62	$13.55	$11.98	$10.09	$8.62
Net Asset Value (period end)	$13.98	$12.97	$12.02	$11.18	$8.45
$ Premium / (Discount)	($0.36)	$0.58	($0.04)	($1.09)	$0.17
% Premium / (Discount)	-2.6%	4.5%	-0.3%	-9.7%	2.0%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$630.15	$569.00	$495.46	$452.88	$352.71
CLO Debt	49.45	30.29	24.83	17.42	26.00
Loan Accumulation Facilities	20.77	22.85	12.48	12.65	18.26
Common Stock	0.10	0.12	0.18	0.56	0.00
Bank Debt Term Loan	0.59	0.62	0.61	0.00	0.00
Corporate Bonds	7.63	7.14	0.00	0.00	0.00
Cash	7.26	34.78	36.28	4.76	6.12
Receivables and Other Assets	45.14	26.15	19.54	24.32	39.26
Liabilities					
Notes (Net of Deferred Issuance Costs)	(141.72)	(140.34)	(132.22)	(92.80)	(92.44)
Preferred Stock (Net of Deferred Issuance Costs)	(94.06)	(83.16)	(52.20)	(46.18)	(45.39)
Payables and Other Liabilities	(31.75)	(20.12)	(16.09)	(11.95)	(36.33)
Net Assets	$493.56	$447.33	$388.87	$361.66	$268.19
Weighted Avg of Common Shares for the period	34,962,299	33,425,405	32,354,890	31,979,632	31,739,545
Common Shares Outstanding at end of period	35,292,123	34,489,559	32,354,890	32,354,890	31,757,115

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Semiannual Report and 2020 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q2 2021 results include non-recurring upfront expenses associated with offering of 6.50% Series C Term Preferred Stock due 2031 and full exercise of the overallotment option on 6.75% Unsecured Notes due 2031. Q1 2021 results include non-recurring upfront expenses associated with offering of 6.75% Unsecured Notes due 2031.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.07, $0.07, $0.06, $0.00 and $0.00 per share for the periods of Q3 2021, Q2 2021, Q1 2021, Q4 2020 and Q3 2020, respectively.
6. See note 3 on page 23.
7. See note 5 on page 23.
8. Includes operational and administrative expenses, interest expense, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.

ECC SUPPLEMENTAL INFORMATION[1]

Distribution and Expense Coverage



EAGLE POINT
CREDIT COMPANY



ECC Portfolio Recurring Cash Flows2
RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED3
$0.53
$0.07
$0.22
$0.24
$0.87
$0.41
$0.22
$0.24
$1.00
$0.48
$0.28
$0.24
$1.09
$0.54
$0.31
$0.24
$1.23
$0.61
$0.32
$0.30
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Cash Received in Excess of Common Share Distributions and Total Company Expenses
Total Company Expenses 4
Common Share Distributions Paid 5

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Semiannual Report and 2020 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 8 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend



	Q3 2021 (Unaudited)	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$41.98	$37.55	$32.92	$25.25	$17.88
Distributions Received From Other Investments[3]	1.50	0.63	1.48	2.43	1.81
Total Portfolio Cash Distributions Received[3]	$43.48	$38.18	$34.40	$27.68	$19.69
Investment Income From CLO Equity	$22.03	$19.07	$16.06	$13.78	$13.64
Investment Income From CLO Debt[4]	0.51	0.44	0.30	(0.27)	0.66
Investment Income From Loan Accumulation Facilities	1.64	0.40	0.84	0.95	1.74
Investment Income from Non CLO Assets	0.12	0.03	0.00	0.00	0.00
Total Gross Income	$24.30	$19.94	$17.20	$14.46	$16.04
Cash Flow Treated as Return of Capital	$22.08	$18.62	$18.28	$11.52	$5.92
Operational and Administrative Expense[5]	$1.21	$0.82	$0.88	$0.68	$0.74
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$41.66	$35.75	$31.00	$25.18	$14.94
Called CLO Equity Distributions[3]	0.32	1.80	1.92	0.07	2.94
Distributions Received From CLO Equity[2,3]	$41.98	$37.55	$32.92	$25.25	$17.88
Distributions Received From CLO Debt[3]	0.38	0.47	0.29	0.33	0.37
Distributions Received From Loan Accumulation Facilities[3]	1.12	0.16	1.19	2.10	1.44
Total[3]	$43.48	$38.18	$34.40	$27.68	$19.69
Portfolio Cash Distributions Received per Common Share[2,3,6,7]	$1.24	$1.14	$1.06	$0.87	$0.62
NII and Realized Gain/(Loss) per Common Share[6]	$0.39	$0.32	$0.28	-$0.80	$0.23
Weighted Avg of Common Shares for the period	34,962,299	33,425,405	32,354,890	31,979,632	31,739,545
Common Shares Outstanding at end of period	35,292,123	34,489,559	32,354,890	32,354,890	31,757,115

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Semiannual Report and 2020 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Negative investment income in Q4 2020 represents reversal of previously recognized payment in kind interest income as a result of turning certain CLO debt investments to non accrual status.
5. Excludes interest expense, management fees and incentive fees, as well as non-recurring upfront expenses associated with offering of 6.50% Series C Term Preferred Stock due 2031 and 6.75% Unsecured Notes due 2031.
6. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
7. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.07, $0.07, $0.06, $0.00 and $0.00 per share for the periods of Q3 2021, Q2 2021, Q1 2021, Q4 2020 and Q3 2020, respectively.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2021



CLO Equity Holdings (as of September 30, 2021)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2021	Cash Received During Q3 2021	Income Accrued During Q2 2021	Return of Capital in Q3 2021	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12	2020		1.0	4.1	$195	$322	$205	$115	157%	16.42%	5.48%	2.95%	4.28%	3,360	64
Anchorage Credit Funding 13[2]	2021		1.8	4.8	$21	$0	$4	$0	0%	11.65%	5.22%	2.72%	3.85%	3,357	55
Ares XXXIV	2015		0.5	3.5	$378	$610	$363	$245	168%	6.89%	3.25%	1.25%	3.58%	3,055	85
Ares XLI	2016	RF Q3-19 / RS Q1-21	1.5	4.5	$718	$1,395	$695	$545	201%	5.93%	5.80%	1.07%	3.60%	3,088	83
Ares XLIII	2017	RS Q2-21	1.7	4.8	$700	$583	$358	$376	163%	6.85%	5.50%	1.16%	3.60%	3,090	84
Ares XLVII	2018		0.0	1.5	$320	$457	$310	$148	148%	7.31%	2.60%	0.94%	3.62%	3,241	84
Ares LI	2019	RS Q3-21	1.8	4.8	$419	$856	$356	$411	240%	7.34%	4.27%	1.18%	3.64%	3,261	84
Ares LVIII[2]	2020		0.2	2.3	$78	$0	$0	$0	NM	4.31%	5.54%	1.22%	3.66%	2,946	78
Bain 2016-2	2016	RF Q3-19 / RF Q1 -21	0.0	0.0	$0	$624	$0	$624	NM	8.17%	1.00%	0.97%	3.33%	2,849	88
Bain 2021-1[2]	2021		1.5	4.6	$194	$0	$51	$0	0%	2.65%	5.30%	1.06%	3.39%	2,721	86
Bardin Hill 2021-2[2]	2021		1.5	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Barings 2018-1	2018		0.0	1.5	$459	$919	$437	$488	210%	8.79%	3.11%	0.95%	3.41%	2,951	89
Barings 2019-I	2019	RS Q2-21	1.5	4.5	$438	$583	$405	$187	144%	6.87%	5.61%	1.13%	3.46%	2,833	88
Barings 2019-II	2019	RS Q2-21	1.5	4.5	$491	$681	$448	$282	152%	6.95%	5.61%	1.17%	3.43%	2,813	88
Barings 2020-I	2020	RS Q3-21	2.0	5.0	$205	$269	$201	$43	134%	4.60%	5.65%	1.41%	3.38%	2,619	66
Blackstone Basswood Park[2]	2021		1.6	4.6	$68	$0	$0	$0	NM	4.92%	5.05%	1.00%	3.42%	2,824	72
Blackstone Bethpage Park[2]	2021		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.3	$807	$1,381	$671	$713	206%	7.98%	3.89%	0.99%	3.43%	2,862	83
Blackstone Dewolf Park	2017		0.5	1.0	$165	$311	$138	$174	225%	8.60%	4.67%	1.21%	3.44%	2,946	84
BlueMountain 2013-2	2013	RS Q4-17	0.0	1.1	$494	$346	$337	$40	103%	9.53%	0.89%	1.19%	3.35%	2,976	92
BlueMountain 2018-1	2018		0.0	1.8	$194	$234	$185	$0	126%	11.43%	1.15%	1.12%	3.45%	2,860	93
BlueMountain XXIII	2018		0.0	2.1	$191	$251	$192	$59	131%	9.65%	3.10%	1.18%	3.42%	3,007	90
BlueMountain XXIV	2019	RS Q1-21	1.6	4.6	$273	$269	$255	$47	105%	8.60%	5.61%	1.10%	3.48%	2,883	89
BlueMountain XXV	2019	RS Q2-21	1.8	4.8	$232	$706	$212	$485	333%	9.07%	5.49%	1.20%	3.46%	2,867	92
Brigade Battalion IX	2015	RS Q2-18	0.0	1.8	$522	$748	$520	$236	144%	7.08%	5.15%	1.10%	3.73%	2,775	74
Brigade Battalion XVIII	2020		0.0	2.0	$367	$391	$371	$41	105%	2.98%	5.73%	1.81%	3.71%	2,580	74
Brigade Battalion XIX	2021		1.5	4.5	$302	$509	$221	$240	231%	2.91%	5.58%	1.07%	3.76%	2,625	72
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	1.8	$173	$379	$208	$161	182%	7.03%	1.71%	1.15%	3.40%	2,866	0
Carlyle GMS 2017-4	2017		0.0	1.3	$115	$380	$120	$258	317%	8.03%	2.51%	1.18%	3.40%	2,835	97
Carlyle GMS 2018-1	2018		0.0	1.6	$121	$189	$128	$61	148%	9.16%	2.21%	1.02%	3.44%	2,917	96
Carlyle GMS 2018-4	2018		0.0	2.3	$173	$263	$178	$86	148%	6.72%	3.76%	1.18%	3.40%	2,807	95
Carlyle GMS 2019-4	2020		0.3	3.3	$151	$240	$125	$89	192%	5.87%	4.92%	1.34%	3.44%	2,716	93
Carlyle GMS 2021-1[2]	2021		1.5	4.5	$484	$0	$468	$0	0%	2.65%	5.82%	1.14%	3.62%	2,670	86
Carlyle GMS 2021-7[2]	2021		2.0	5.0	$27	$0	$0	$0	NM	0.80%	5.50%	1.16%	N/A	N/A	N/A
CIFC 2013-II	2013	RS Q4-17 / RF Q2-21	0.0	1.0	$294	$590	$286	$291	207%	8.08%	4.81%	1.00%	3.33%	2,883	95
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	1.3	$188	$581	$172	$407	338%	8.06%	3.23%	1.11%	3.31%	2,843	95
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	2.1	$250	$584	$243	$342	241%	6.87%	2.88%	1.21%	3.40%	3,071	97
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18	0.0	0.0	$28	$254	$8	$246	2992%	7.76%	3.69%	1.14%	3.35%	2,962	96
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$190	$445	$167	$279	267%	7.18%	3.37%	0.87%	3.33%	2,872	91
CIFC Funding 2019-III	2019	RS Q3-21	2.0	5.0	$75	$115	$64	$29	179%	4.64%	5.16%	1.16%	3.42%	2,780	91
CIFC Funding 2019-IV	2019	RS Q3-21	2.0	5.0	$335	$490	$313	$177	156%	3.69%	4.90%	1.30%	3.44%	2,931	89
CIFC Funding 2020-I	2020	RS Q3-21	1.8	4.8	$351	$2,610	$311	$2,229	840%	2.34%	5.52%	1.16%	3.49%	2,763	84
CIFC Funding 2020-IV	2021		1.3	4.3	$291	$436	$290	$147	150%	1.71%	5.59%	1.32%	3.58%	2,822	81
CIFC Funding 2021-III[2]	2021		1.7	4.8	$514	$0	$137	$0	0%	2.95%	5.70%	1.14%	3.63%	2,841	75
CIFC Funding 2021-VI[2]	2021		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XXI	2016	RS Q4-19	0.0	3.0	$156	$128	$160	$0	80%	11.02%	3.82%	1.37%	3.52%	2,987	77
CSAM Madison Park XXII	2016	RS Q1-20	0.3	3.3	$164	$239	$165	$75	145%	10.74%	3.90%	1.27%	3.49%	3,097	78
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.7	$366	$576	$325	$205	177%	11.71%	3.07%	0.99%	3.49%	2,982	80
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	2.3	$231	$312	$231	$83	135%	11.73%	4.31%	1.19%	3.48%	2,969	82
CSAM Madison Park XLVII	2020		1.3	4.3	$68	$402	$45	$341	885%	6.35%	5.04%	1.37%	3.61%	2,853	69
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$548	$1,270	$526	$755	241%	16.97%	1.51%	1.22%	3.96%	3,640	64
DeAM Flagship VIII	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$58	$0	$58	NM	10.42%	-2.70%	0.00%	2.98%	3,403	31
Eaton Vance 2015-1	2015		0.0	1.3	$207	$311	$186	$123	167%	7.24%	2.41%	1.09%	3.45%	3,024	82
First Eagle Lake Shore MM I	2019	RS Q2-21	1.5	3.5	$605	$553	$555	$192	100%	14.18%	5.81%	1.72%	5.05%	3,626	54
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.3	1.0	$117	$408	$88	$257	464%	7.36%	2.64%	1.00%	3.48%	2,871	79
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	1.8	$81	$348	$82	$270	424%	7.14%	1.86%	1.05%	3.46%	2,865	84
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	2.1	$141	$413	$130	$283	319%	5.82%	2.53%	1.23%	3.52%	2,868	76

1. The portfolio level data contained herein is unaudited and derived from the Company's 2021 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of September 30, 2021, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2021 (Cont.)



CLO Equity Holdings (as of September 30, 2021)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2021	Cash Received During Q3 2021	Income Accrued During Q2 2021	Return of Capital in Q3 2021	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2016-1	2016	RF Q3-18	0.0	0.0	$223	$431	$189	$246	228%	12.55%	5.66%	1.05%	3.32%	3,205	65
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	1.5	4.6	$460	$648	$399	$200	162%	5.47%	4.92%	1.06%	3.45%	2,771	86
First Eagle Wind River 2017-3	2017	RS Q2-21	1.5	4.5	$570	$803	$539	$310	149%	7.12%	5.68%	1.15%	3.41%	2,781	85
First Eagle Wind River 2018-1	2018		0.0	1.8	$473	$648	$472	$185	137%	7.50%	4.15%	1.07%	3.43%	2,836	81
First Eagle Wind River 2019-2	2019		0.1	3.1	$418	$541	$427	$121	127%	4.00%	5.30%	1.50%	3.55%	2,748	75
Greywolf CLO IV	2019		1.5	4.5	$193	$189	$137	$36	137%	5.07%	3.99%	1.23%	3.43%	2,876	80
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	1.8	$0	$0	$0	$0	NM	6.34%	-2.20%	1.13%	3.33%	2,755	86
HLA 2014-3	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	28.08%	-18.78%	0.00%	3.49%	3,785	31
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	23.06%	0.03%	0.92%	3.62%	3,641	57
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	26.80%	-5.94%	0.00%	4.21%	3,901	22
Marathon VIII	2015	RS Q3-18	0.0	2.0	$38	$378	$76	$0	499%	11.16%	1.24%	1.25%	3.69%	2,835	88
Marathon X	2017		0.0	0.1	$0	$52	$0	$52	NM	8.35%	0.71%	1.25%	3.61%	3,002	85
Marathon XI	2018		0.0	1.6	$20	$111	$23	$0	482%	8.61%	0.62%	1.15%	3.62%	2,756	92
Marathon XII	2018	RF Q3-20	0.0	1.5	$21	$212	$40	$179	526%	8.25%	1.07%	1.18%	3.63%	2,877	91
Octagon 26	2016	RS Q2-18	0.0	1.8	$381	$598	$381	$224	157%	8.77%	2.69%	1.05%	3.53%	2,753	89
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	1.8	$282	$486	$281	$209	173%	8.52%	2.71%	1.09%	3.55%	2,744	89
Octagon 29	2016		0.3	3.3	$253	$413	$154	$189	268%	10.34%	4.81%	1.18%	3.59%	2,731	81
Octagon 37	2018		0.0	1.8	$41	$74	$16	$46	463%	7.43%	2.40%	1.04%	3.59%	2,706	84
Octagon 44	2019	RS Q3-21	2.0	5.0	$391	$926	$401	$307	231%	9.60%	5.25%	1.18%	3.59%	2,927	86
Octagon 46	2020	RS Q3-21	1.8	4.8	$390	$3,253	$375	$2,781	869%	8.87%	5.53%	1.16%	3.63%	2,688	84
Octagon 50	2020		0.0	2.0	$344	$576	$336	$243	172%	8.93%	5.61%	1.39%	3.66%	2,708	79
Octagon 51[2]	2021		1.7	4.8	$201	$0	$71	$0	0%	6.20%	5.86%	1.15%	3.59%	2,655	77
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.8	$151	$837	$126	$706	NM	11.10%	1.77%	0.98%	3.43%	2,668	84
OCP Euro CLO 2019-3	2019		0.8	3.8	$40	$12	$13	$0	94%	3.18%	4.04%	0.82%	3.70%	2,882	58
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$368	$6	$368	6129%	6.36%	1.37%	1.00%	3.27%	2,809	67
Prudential Dryden 53	2018		0.0	1.3	$207	$374	$200	$179	187%	7.71%	4.01%	1.12%	3.33%	2,821	100
Prudential Dryden 64	2018		0.0	1.5	$404	$451	$398	$58	113%	8.47%	2.94%	0.97%	3.35%	2,857	99
Prudential Dryden 66 Euro	2018		0.0	1.8	$27	$45	$28	$15	159%	4.76%	4.28%	0.96%	3.91%	3,148	56
Prudential Dryden 68	2019	RS Q3-21	1.8	4.8	$407	$586	$347	$244	169%	8.42%	5.06%	1.17%	3.37%	2,719	98
Prudential Dryden 78	2020		0.5	3.5	$30	$41	$30	$11	137%	7.87%	4.93%	1.18%	3.32%	2,828	96
Prudential Dryden 85	2020	RS Q3-21	2.0	5.0	$319	$442	$312	$129	142%	5.22%	5.41%	1.15%	3.35%	2,671	93
Prudential Dryden 88 Euro[2]	2021		1.2	4.3	$19	$0	$4	$0	0%	4.35%	5.09%	0.85%	3.95%	3,022	49
Regatta XX[2]	2021		2.0	5.0	$57	$0	$0	$0	NM	1.20%	5.50%	1.16%	N/A	N/A	N/A
Rockford Tower 2019-1	2019		1.5	4.5	$230	$295	$16	$234	1878%	8.35%	5.93%	1.12%	3.46%	2,754	83
Steele Creek 2015-1	2015	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$302	$0	$302	NM	6.27%	1.70%	0.90%	3.28%	2,521	72
Steele Creek 2018-1	2018		0.0	1.5	$229	$479	$199	$286	241%	7.92%	2.54%	1.01%	3.36%	2,669	80
Steele Creek 2019-1	2019	RF Q3-21	1.0	2.5	$160	$268	$162	$111	166%	6.13%	4.01%	1.19%	3.33%	2,617	79
Zais 3	2015	RS Q2-18	0.0	1.8	$269	$649	$280	$6	232%	13.77%	2.02%	1.21%	3.89%	3,118	86
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$107	$0	$107	NM	12.07%	2.08%	1.25%	3.73%	3,317	61
Zais 6	2017	RF Q2-21	0.0	0.0	$4	$358	$0	$358	NM	8.85%	1.85%	1.16%	3.68%	2,883	81
Zais 7	2017		0.0	0.5	$36	$458	-$93	$458	NM	8.45%	2.26%	1.29%	3.76%	2,983	88
Zais 8	2018		0.0	0.0	$0	$36	$0	$36	NM	10.10%	2.33%	0.95%	3.66%	3,192	72
Zais 9	2018	RP Q3-20	0.0	1.8	$37	$125	$27	$14	459%	8.97%	1.43%	1.20%	3.78%	3,015	88
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bowman Park	2015	RF Q1-17 / Called Q1-21	0.0	0.0	$0	$131	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Bain Avery Point V	2014	RF Q3-17 / Called Q3-21	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Atrium XI	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CVC Apidos XIV	2013	Called Q3-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
DFG Vibrant V	2016	RF Q4-19 / Called Q1-21	0.0	0.0	$0	$190	$0	$190	NM	N/A	N/A	N/A	N/A	N/A	N/A
OHA Credit Partners IX	2013	RF Q2-17 / Called Q3-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.6**	**2.9**	**$21,997**	**$41,909**	**$19,015**	**$22,081**		**8.37%**	**3.41%**	**1.11%**	**3.53%**	**2,950**	**80**
Positions no longer held as of September 30, 2021					**$35**	**$73**	**$54**	**$2**							
Total including positions no longer held as of September 30, 2021					**$22,032**	**$41,983**	**$19,069**	**$22,084**							

1. The portfolio level data contained herein is unaudited and derived from the Company's 2021 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of September 30, 2021, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.

ECC SUPPLEMENTAL INFORMATION[1]


EAGLE POINT
CREDIT COMPANY

Portfolio Details – Holdings as of October 2021

CLO Equity Holdings (as of October 31, 2021)	Cash Received During Q4 2021	Cash Received During Q3 2021	QoQ Change	Junior OC Cushion
October CLO Equity Payers				
Anchorage Credit Funding 12	$36	$322	-$285	5.21%
Anchorage Credit Funding 13[2]	N/A	N/A	N/A	5.52%
Ares XXXIV	$601	$610	-$9	3.42%
Ares XLI	$1,082	$1,395	-$313	5.94%
Ares XLIII	$1,028	$583	$445	5.76%
Ares XLIV[3]	$272	$0	$272	5.40%
Ares XLVII	$481	$457	$24	2.75%
Ares LI	$405	$856	-$451	5.93%
Ares LVIII[3]	$429	$0	$429	5.50%
Bain 2016-2	$585	$624	-$38	1.30%
Bain 2021-1[3]	$775	$0	$775	5.00%
Bardin Hill 2021-2[2]	N/A	N/A	N/A	N/A
Barings 2018-1	$890	$919	-$29	3.15%
Barings 2019-I	$625	$583	$43	5.65%
Barings 2019-II	$730	$681	$49	5.64%
Barings 2020-I	$1,163	$269	$894	5.61%
Blackstone Basswood Park[3]	$460	$0	$460	4.95%
Blackstone Bethpage Park[2]	N/A	N/A	N/A	N/A
Blackstone Bristol Park	$1,447	$1,381	$66	3.90%
Blackstone Dewolf Park	$208	$311	-$103	4.61%
Blackstone Greenwood Park[4]	$0	$29	-$29	4.54%
BlueMountain 2013-2	$631	$346	$285	1.32%
BlueMountain XXIII	$261	$251	$9	3.40%
BlueMountain XXIV	$300	$269	$32	5.65%
BlueMountain XXV	$264	$706	-$442	5.53%
Brigade Battalion IX	$810	$748	$62	5.20%
Brigade Battalion XVIII	$2,147	$391	$1,756	5.76%
Brigade Battalion XIX	$447	$509	-$62	5.50%
Carlyle GMS 2014-5	$367	$379	-$12	1.93%
Carlyle GMS 2017-4	$384	$380	$4	2.57%
Carlyle GMS 2018-1	$206	$189	$17	2.27%
Carlyle GMS 2018-4	$275	$263	$12	3.83%
Carlyle GMS 2019-4	$241	$240	$1	5.00%
Carlyle GMS 2021-1[3]	$1,954	$0	$1,954	5.50%
CIFC 2013-II	$503	$590	-$87	4.82%
CIFC Funding 2014	$523	$581	-$58	3.24%
CIFC Funding 2014-III	$561	$584	-$23	2.91%
CIFC Funding 2014-IV	$257	$254	$2	3.70%
CIFC Funding 2015-III	$463	$445	$18	3.35%
CIFC Funding 2019-III	$89	$115	-$26	5.58%
CIFC Funding 2019-IV	$326	$490	-$164	4.92%
CIFC Funding 2020-I	$296	$2,610	-$2,314	5.52%
CIFC Funding 2020-IV	$437	$436	$1	5.51%
CIFC Funding 2021-III[3]	$759	$0	$759	5.57%
CIFC Funding 2021-VI[2]	N/A	N/A	N/A	N/A
CIFC Funding 2021-VII[2]	N/A	N/A	N/A	5.50%
CSAM Madison Park XXI	$90	$128	-$38	4.10%
CSAM Madison Park XXII	$252	$239	$13	4.29%
CSAM Madison Park XLIV	$323	$312	$10	4.39%
CSAM Madison Park XLVII	$95	$402	-$307	5.07%
Cutwater 2015-I	$1,241	$1,270	-$29	1.48%
DeAM Flagship VIII	$44	$58	-$14	-2.64%
Eaton Vance 2015-1	$329	$311	$19	2.45%
First Eagle Lake Shore MM I	$707	$553	$154	5.97%
First Eagle Wind River 2013-2	$386	$408	-$22	2.61%
First Eagle Wind River 2014-1	$369	$348	$21	1.90%
First Eagle Wind River 2014-3	$441	$413	$27	2.53%

CLO Equity Holdings (as of October 31, 2021)	Cash Received During Q4 2021	Cash Received During Q3 2021	QoQ Change	Junior OC Cushion
October CLO Equity Payers (Continued)				
First Eagle Wind River 2016-1	$422	$431	-$10	5.70%
First Eagle Wind River 2017-1	$591	$648	-$57	4.93%
First Eagle Wind River 2017-3	$839	$803	$36	5.66%
First Eagle Wind River 2018-1	$658	$648	$10	4.14%
First Eagle Wind River 2019-2	$554	$541	$13	5.32%
Greywolf IV	$216	$189	$28	4.38%
HarbourView VII	$0	$0	$0	-2.25%
HLA 2014-3	$0	$0	$0	-18.89%
ICG St. Paul's XI Euro[4]	$0	$45	-$45	5.13%
Marathon VII	$0	$0	$0	-6.43%
Marathon VIII	$700	$378	$322	1.09%
Marathon XI	$121	$111	$10	0.56%
Marathon XII	$226	$212	$13	1.11%
OCP Euro 2019-3	$55	$12	$43	4.04%
Octagon 26	$620	$598	$22	2.86%
Octagon 27	$502	$486	$16	2.94%
Octagon 29	$424	$413	$11	4.85%
Octagon 37	$77	$74	$3	2.44%
Octagon 44	$286	$926	-$640	5.65%
Octagon 46	$344	$3,253	-$2,910	5.56%
Octagon 50	$429	$576	-$147	5.69%
Octagon 51[3]	$527	$0	$527	5.55%
Octagon XIV	$854	$837	$18	1.73%
OFSI BSL VIII	$313	$368	-$55	1.37%
Prudential Dryden 53	$422	$374	$48	4.21%
Prudential Dryden 64	$575	$451	$124	3.03%
Prudential Dryden 66 Euro	$31	$45	-$14	4.29%
Prudential Dryden 68	$557	$586	-$30	5.32%
Prudential Dryden 78	$50	$41	$10	5.02%
Prudential Dryden 85	$504	$442	$63	5.53%
Prudential Dryden 88 Euro[2]	N/A	N/A	N/A	5.14%
Regatta VII[2]	N/A	N/A	N/A	4.34%
Regatta XX[2]	N/A	N/A	N/A	5.54%
Rockford Tower 2019-1	$362	$295	$67	5.95%
Steele Creek 2018-1	$67	$479	-$412	2.56%
Steele Creek 2019-1	$198	$268	-$70	4.04%
Zais 3	$742	$649	$93	2.21%
Zais 5	$106	$107	-$1	1.97%
Zais 6	$529	$358	$171	1.63%
Zais 7	$598	$458	$141	2.26%
Zais 8	$36	$36	$0	2.15%
Zais 9	$131	$125	$6	1.45%
November CLO Equity Payers[5]				
BlueMountain 2018-1	N/A	$234	N/A	1.43%
CSAM Madison Park XL	N/A	$576	N/A	3.45%
Marathon VI	N/A	$0	N/A	0.11%
Marathon X	N/A	$52	N/A	0.72%
Steele Creek 2015-1	N/A	$302	N/A	1.70%
Called CLO Equity Holdings[6]				
ALM VIII	$0	$0	$0	N/A
Bain Avery Point V	$0	$0	$0	N/A
Blackstone Bowman Park	$0	$131	-$131	N/A
CSAM Atrium XI	$0	$0	$0	N/A
CVC Apidos XIV	$0	$0	$0	N/A
DFG Vibrant V	$180	$190	-$10	N/A
OHA Credit Partners IX	$0	$0	$0	N/A
Total/Weighted Average[7]	**$41,840**	**$41,983**	**$1,021**	**3.58%**

1. The portfolio level data contained herein is unaudited and derived from the Company's interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts are in thousands. Cash payments reflected are through October 31, 2021.
2. The CLO has not yet made its first payment, or in the case of secondary purchases, has not made its first payment since the Company owned the security.
3. The CLO made its first payment in Q4 2021, or, in the case of secondary purchases, made its first payment since the Company owned the security. Security no longer held by the Company as of October 31, 2021.
4. Security no longer held by the Company as of October 31, 2021.
5. These CLOs have Q4 2021 payment dates after October 31, 2021.
6. These CLOs were called and final equity payments were pending as of the last day of the quarter.
7. Weighted average excludes called CLOs and newly issued CLOs for which lookthrough data is not yet available.

No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield


EAGLE POINT
CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2021)	Effective Yield as of June 30, 2021	Effective Yield as of September 30, 2021	Change in Effective Yield
Anchorage Credit Funding 12	11.96%	11.00%	-0.96%
Anchorage Credit Funding 13	9.00%	7.70%	-1.30%
Ares XXXIV	20.83%	21.88%	1.04%
Ares XLI	17.58%	18.72%	1.14%
Ares XLIII	16.57%	17.28%	0.72%
Ares XLVII	26.33%	28.02%	1.69%
Ares LI	16.75%	20.91%	4.16%
Ares LVIII[2]		14.14%	New
Bain 2016-2	0.00%	0.61%	0.61%
Bain 2021-1	15.53%	14.74%	-0.80%
Bardin Hill 2021-2[2]		21.00%	New
Barings 2018-1	12.41%	13.74%	1.33%
Barings 2019-I	18.35%	19.07%	0.72%
Barings 2019-II	18.18%	18.57%	0.39%
Barings 2020-I	22.62%	24.10%	1.48%
Blackstone Basswood Park[2]		13.56%	New
Blackstone Bethpage Park[2]		18.40%	New
Blackstone Bristol Park	12.94%	16.78%	3.85%
Blackstone Dewolf Park	10.24%	13.21%	2.97%
BlueMountain 2013-2	22.14%	27.31%	5.16%
BlueMountain 2018-I	55.85%	58.80%	2.95%
BlueMountain XXIII	17.75%	17.53%	-0.22%
BlueMountain XXIV	28.97%	29.27%	0.30%
BlueMountain XXV	20.17%	25.32%	5.14%
Brigade Battalion IX	17.62%	18.14%	0.52%
Brigade Battalion XVIII	23.05%	23.61%	0.57%
Brigade Battalion XIX	22.73%	25.00%	2.28%
Carlyle GMS 2014-5	21.50%	17.79%	-3.71%
Carlyle GMS 2017-4	9.04%	7.86%	-1.18%
Carlyle GMS 2018-1	19.44%	18.10%	-1.34%
Carlyle GMS 2018-4	15.32%	14.90%	-0.42%
Carlyle GMS 2019-4	14.13%	13.41%	-0.72%
Carlyle GMS 2021-1	23.34%	22.99%	-0.35%
Carlyle GMS 2021-7[2]		17.82%	New
CIFC Funding 2013-II	18.94%	19.05%	0.11%
CIFC Funding 2014	9.10%	10.79%	1.69%
CIFC Funding 2014-III	11.86%	12.76%	0.89%
CIFC Funding 2014-IV	0.53%	4.14%	3.61%
CIFC Funding 2015-III	15.86%	20.11%	4.25%
CIFC Funding 2019-III	11.97%	17.48%	5.51%
CIFC Funding 2019-IV	12.30%	13.49%	1.19%
CIFC Funding 2020-I	17.66%	32.65%	14.99%
CIFC Funding 2020-IV	19.98%	20.46%	0.48%
CIFC Funding 2021-III	18.75%	19.28%	0.53%
CIFC Funding 2021-VI[2]		19.30%	New
CSAM Madison Park XXI	17.62%	16.73%	-0.89%
CSAM Madison Park XXII	16.25%	16.31%	0.06%
CSAM Madison Park XL	20.63%	20.31%	-0.32%
CSAM Madison Park XLIV	17.57%	17.75%	0.18%
CSAM Madison Park XLVII	14.66%	16.16%	1.50%
Cutwater 2015-I	15.83%	18.08%	2.25%
DeAM Flagship VIII	0.00%	0.00%	
Octagon 51	16.62%	16.49%	-0.13%
Eaton Vance 2015-1	27.62%	31.95%	4.33%
First Eagle Lake Shore MM I	29.56%	26.16%	-3.39%
First Eagle Wind River 2013-2	4.35%	7.16%	2.81%

CLO Equity Holdings (as of September 30, 2021)	Effective Yield as of June 30, 2021	Effective Yield as of September 30, 2021	Change in Effective Yield
First Eagle Wind River 2014-1	6.80%	7.49%	0.68%
First Eagle Wind River 2014-3	8.25%	9.41%	1.16%
First Eagle Wind River 2016-1	10.07%	12.03%	1.96%
First Eagle Wind River 2017-1	17.43%	18.08%	0.64%
First Eagle Wind River 2017-3	14.75%	15.11%	0.36%
First Eagle Wind River 2018-1	17.63%	18.20%	0.57%
First Eagle Wind River 2019-2	19.25%	19.14%	-0.11%
Greywolf IV	19.66%	19.19%	-0.48%
HarbourView VII	0.00%	0.00%	
HLA 2014-3	0.00%	0.00%	
Marathon VI	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	2.29%	1.17%	-1.12%
Marathon X	0.00%	0.00%	
Marathon XI	4.52%	4.57%	0.06%
Marathon XII	3.80%	2.08%	-1.73%
OCP Euro 2019-3	12.82%	12.49%	-0.34%
Octagon 26	25.59%	26.85%	1.26%
Octagon 27	19.98%	20.96%	0.97%
Octagon 29	14.85%	14.38%	-0.47%
Octagon 37	15.24%	14.48%	-0.76%
Octagon 44	16.25%	19.97%	3.73%
Octagon 46	20.90%	38.64%	17.73%
Octagon 50	20.93%	22.38%	1.45%
Octagon XIV	1.98%	3.18%	1.19%
OFSI BSL VIII	0.00%	0.00%	
Prudential Dryden 53	16.97%	18.77%	1.80%
Prudential Dryden 64	40.40%	41.95%	1.55%
Prudential Dryden 66 Euro	11.99%	11.87%	-0.12%
Prudential Dryden 68	14.98%	17.53%	2.54%
Prudential Dryden 78	14.64%	15.07%	0.43%
Prudential Dryden 85	21.00%	21.79%	0.79%
Prudential Dryden 88 Euro	13.16%	12.73%	-0.42%
Regatta XX[2]		17.97%	New
Rockford Tower 2019-1	16.98%	17.10%	0.12%
Steele Creek 2015-1	0.00%	0.00%	
Steele Creek 2018-1	10.11%	12.78%	2.67%
Steele Creek 2019-1	9.83%	10.21%	0.38%
Zais 3	11.97%	11.77%	-0.19%
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	1.67%	1.67%
Zais 8	0.00%	0.00%	
Zais 9	8.04%	7.68%	-0.36%
Weighted Average	**14.99%**	**16.35%**	
Called CLO Equity Holdings[3]			
ALM VIII	0.00%	0.00%	
Bain Avery Point V	0.00%	0.00%	
Blackstone Bowman Park	0.00%	0.00%	
CSAM Atrium XI	0.00%	0.00%	
CVC Apidos XIV	0.00%	0.00%	
DFG Vibrant V	0.00%	0.00%	
OHA Credit Partners IX	0.00%	0.00%	
Weighted Average	**14.94%[4]**	**16.31%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's September 30, 2021 unaudited financial statements and 2021 Semiannual Report.
2. Not held as of June 30, 2021.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of June 30, 2021 (inclusive of securities sold during Q3 2021 and not reflected in this schedule) was 14.93%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2021 is 16.14%.

ECC SUPPLEMENTAL INFORMATION[1]

Additional Information



Loan Accumulation Facility Holdings (as of September 30, 2021)	Capital Invested	Income Accrued During Q3 2021	Cash Received During Q3 2021	Realized Gain/(Loss)
Steamboat XXIV, Ltd., Income Notes	$2.50	$0.08	$0.00	$0.00
Steamboat XXV, Ltd., Income Notes	11.13	0.23	0.00	0.00
Steamboat XXVII Ltd., Income Notes	2.64	0.05	0.00	0.00
Steamboat XXVIII Ltd., Income Notes	2.15	0.01	0.00	0.00
Steamboat XXIX Ltd., Income Notes	1.19	0.03	0.00	0.00
Steamboat XXX Ltd., Income Notes	1.03	0.00	0.00	0.00
Sub Total	$20.64	$0.40	$0.00	$0.00
Prior Loan Accumulation Facilities[2]				
Steamboat XVI, Ltd., Income Notes	$5.98	$0.14	$0.57	$0.04
Steamboat XXII, Ltd., Income Notes	11.39	0.44	0.00	0.02
Steamboat XXIII, Ltd., Income Notes	12.26	0.43	0.55	0.00
Steamboat XXVI, Ltd., Income Notes	9.17	0.23	0.00	0.00
Sub Total	$38.80	$1.24	$1.12	$0.06
Total Loan Accumulation Facilities		$1.64	$1.12	$0.06

Reconciliation to Unaudited U.S. GAAP Financial Statements (as of September 30, 2021)	Income Accrued During Q3 2021
CLO Equity	$22.03
CLO Debt	0.51
Loan Accumulation Facilities	1.64
Other	0.12
Total	$24.30

CLO Debt Holdings (as of September 30, 2021)	Amortized Cost	Income Accrued During Q3 2021	Cash Received During Q3 2021
Avery Point V CLO, Limited, Class F Notes	$0.08	$0.00	$0.00
Carlyle US CLO 2021-1, Ltd., Class D Notes	1.24	0.02	0.00
Catamaran CLO 2014-2, Ltd., Class C Notes	4.73	0.04	0.00
CIFC Funding 2015-III, Ltd., Class F-R Notes	2.39	0.05	0.04
Cumberland Park CLO, Ltd., Class F-R Notes	2.18	0.02	0.00
Dryden 53 CLO, Ltd., Class F Notes	1.05	0.02	0.02
First Eagle BSL CLO 2019-1 Ltd., Class C Notes	3.00	0.01	0.00
Flagship CLO VIII, Ltd., Class F-R Notes	2.32	0.00	0.00
HarbourView CLO VII-R, Ltd., Class F Notes	0.80	0.02	0.00
Marathon CLO VII Ltd., Class D Notes	1.53	0.00	0.04
Marathon CLO VIII Ltd., Class D-R Notes	4.08	0.07	0.07
Marathon CLO XI Ltd., Class D Notes	1.65	0.02	0.02
Neuberger Berman Loan Advisers CLO 25, Ltd., Class D-R Notes	3.84	0.03	0.03
Octagon Investment Partners 27, Ltd., Class F-R Notes	0.85	0.02	0.02
Octagon Investment Partners 44, Ltd., Class E-R Notes	3.05	0.01	0.00
OZLM XXII, Ltd., Class D Notes	0.90	0.01	0.01
Steele Creek CLO 2019-1, Ltd., Class E Notes	2.96	0.06	0.06
Whitehorse X, Ltd., Class C-R Notes	1.75	0.01	0.01
Whitehorse X, Ltd., Class D-R Notes	11.49	0.09	0.05
Wind River 2017-3 CLO Ltd., Class D-R Notes	0.95	0.01	0.01
Total CLO Debt	$50.84	$0.51	$0.38

1. The portfolio level data contained herein is derived from the interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
2. The Loan Accumulation Facility has priced into a CLO transaction and is not reflected in the Company's interim quarterly unaudited financial statements.

ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics


EAGLE POINT
CREDIT COMPANY

As of September 30, 2021, ECC's portfolio was invested across 133 CLO investments

Summary of ECC's Portfolio of Investments[1]


Cash 0.9%
Other 1.2%
CLO Debt 6.9%
Loan Accumulation Facilities 2.8%
CLO Equity 88.2%

Cash: $6.1 million

Summary of Underlying Portfolio Characteristics[2]

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Number of Unique Underlying Loan Obligors	1,704	1,697	1,620	1,540	1,484
Largest Exposure to an Individual Obligor	0.79%	0.81%	0.77%	1.02%	0.97%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.06%	0.06%	0.07%
Top 10 Loan Obligors Exposure	6.07%	6.09%	5.88%	6.04%	5.89%
Currency: USD Exposure	99.62%	99.42%	99.67%	99.85%	99.86%
Aggregate Indirect Exposure to Senior Secured Loans[3]	97.94%	98.02%	96.63%	97.86%	98.06%
Weighted Average Junior Overcollateralization (OC) Cushion	3.41%	3.10%	2.43%	1.84%	1.12%
Weighted Average Market Value of Loan Collateral	98.45%	98.25%	97.68%	96.56%	93.59%
Weighted Average Stated Loan Spread	3.53%	3.54%	3.56%	3.61%	3.59%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.9 years	4.8 years	4.7 years	4.6 years	4.6 years
Weighted Average Remaining CLO Reinvestment Period	2.9 years	2.8 years	2.3 years	2.4 years	2.6 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2021.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2021 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs and related investments.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

Obligor and Industry Exposures


EAGLE POINT
CREDIT COMPANY

As of September 30, 2021, ECC has exposure to 1,704 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total
Cablevision	0.8%
Asurion	0.8%
American Airlines Inc	0.7%
Transdigm	0.7%
Numericable	0.6%
Univision Communications	0.5%
Centurylink	0.5%
United Airlines	0.5%
Virgin Media Investment Holdings	0.5%
Peraton	0.5%
Total	**6.1%**

Top 10 Industries of Underlying Obligors[1,2]	% Total
Technology	9.6%
Health Care	9.2%
Publishing	8.1%
Financial Intermediaries	5.3%
Lodging & Casinos	4.6%
Diversified/Conglomerate Service	4.5%
Telecommunications	4.2%
Commercial Services & Supplies	4.1%
Building & Development	3.9%
Technology: Hardware & Equipment	3.6%
Total	**57.1%**

Note: Amounts shown are rounded and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2021 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.1%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

Maturity Distribution of Underlying Obligors


EAGLE POINT
CREDIT COMPANY

Maturity Distribution of Underlying Obligors[1]

Maturity	% of Fund Exposure
2021	0.1%
2022	0.4%
2023	3.7%
2024	12.7%
2025	22.7%
2026	19.4%
2027	16.4%
2028+	24.6%

Prior to 2024, only 4.2% of ECC's underlying loan portfolio matures

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2021 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA


EAGLE POINT
CREDIT COMPANY



SELECTED MARKET DATA

Credit Fundamentals


EAGLE POINT
CREDIT COMPANY

Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]


5.0x 4.8x 4.8x 5.0x 4.7x 4.7x 5.0x 4.8x 4.9x 4.9x 5.3x 5.4x 5.5x 5.1x 5.0x 5.3x 4.8x 5.3x 5.9x 4.9x
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2Q21
Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]


3.0x 3.3x 3.5x 3.4x 3.2x 3.2x 3.1x 3.5x 4.0x 4.1x 3.8x 4.1x 4.5x 4.8x 4.5x 4.8x 5.1x 4.6x 4.8x 5.6x
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2Q21
Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]


4.0x 4.1x 4.3x 4.3x 4.4x 4.9x 3.7x 4.1x 3.9x 4.4x 4.6x 4.7x 4.9x 4.7x 5.0x 5.0x 5.2x 5.2x 5.2x 5.5x
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2Q21
FLD/EBITDA
SLD/EBITDA
Other Sr Debt/EBITDA
Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]


3.9x 3.9x 4.0x 3.5x 3.0x 2.9x 3.8x 3.9x 4.1x 3.9x 3.8x 4.1x 4.1x 4.2x 3.8x 4.0x 3.6x 3.4x 4.0x 4.0x
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2Q21
EBITDA-Capex/Cash Interest
EBITDA/Cash Interest

Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2021, this included approximately $164 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA

Credit Fundamentals



EAGLE POINT
CREDIT COMPANY

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Quarter	Revenue Growth % (YoY)
2Q09	(11.3%)
3Q09	(3.2%)
4Q09	12.9%
1Q10	5.2%
2Q10	8.0%
3Q10	14.5%
4Q10	13.7%
1Q11	21.0%
2Q11	18.0%
3Q11	14.0%
4Q11	14.0%
1Q12	12.0%
2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
Q121	12.5%
2Q21	27.2%

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Quarter	EBITDA Growth % (YoY)
2Q09	(15.2%)
3Q09	9.7%
4Q09	15.4%
1Q10	9.4%
2Q10	15.0%
3Q10	24.5%
4Q10	20.2%
1Q11	19.6%
2Q11	17.0%
3Q11	14.8%
4Q11	9.6%
1Q12	12.8%
2Q12	12.2%
3Q12	9.3%
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2020, this included approximately $164 billion of outstanding loans.

SELECTED MARKET DATA

Liquidity Considerations


EAGLE POINT
CREDIT COMPANY

- Secondary trading is conducted through BWICs (“Bids Wanted in Competition”) and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
YTD 2021	$49.8	$56.6	$106.4

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of September 30, 2021.

COMPANY INFORMATION




EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510